P.E. 2/1/02

1089642

02013447

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

PROPOSAL ON NEW STOCK OPTIONS IN UPM-KYMMENE

The Board of Directors of UPM-Kymmene Corporation has in its meeting on 5 February 2002 resolved to propose to the Annual General Meeting of Shareholders to be held on 19 March 2002 that stock options be issued to the key personnel of the UPM-Kymmene Group.

The number of stock options issued will be 7,600,000. Each stock option entitles to subscription of one UPM-Kymmene share. Half of the stock options will be marked with the symbol 2002D and their subscription period shall be 1 April 2004 – 30 April 2007. Another half will be marked with the symbol 2002E and their subscription period shall be 1 April 2005 – 30 April 2008.

The earlier UPM-Kymmene stock options were launched in 1998.

ENCLS Proposal by the Board of Directors to the Annual General Meeting
Stock Options in UPM-Kymmene Corporation 2002

UPM-Kymmene Corporation
Corporate Communications

Markku Franssila
Vice President, Corporate Communications

DISTRIBUTION
The Helsinki Stock Exchange
The New York Stock Exchange
The main media

ENCLOSURE 1

PROPOSAL BY THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS CONCERNING THE ISSUE OF STOCK OPTIONS

The Board of Directors proposes that stock options be issued by the Annual General Meeting of Shareholders to the key personnel of the UPM-Kymmene Group, as well as to a wholly-owned subsidiary of UPM-Kymmene Corporation, on the terms and conditions attached hereto.

The stock options shall, with deviation from the shareholders' pre-emptive right to subscription, be issued to the key personnel of the UPM-Kymmene Group, as well as to a wholly owned subsidiary of the company. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options are intended to form a part of the incentive and commitment program for the key personnel. The purpose of the stock options is to encourage the key personnel to work on a long-term basis to increase the shareholder value. The purpose of the stock options is also to commit the key personnel to the company.

The share subscription price for stock option 2002D shall be the trade volume weighted average quotation of the UPM-Kymmene Corporation share on the Helsinki Exchanges between 15 April and 15 May 2002 with an addition of ten (10) per cent and for stock option 2002E the trade volume weighted average quotation of the UPM-Kymmene Corporation share on the Helsinki Exchanges between 15 April and 15 May 2002 with an addition of ten (10) per cent.

From the share subscription price of stock options 2002D and 2002E shall, as per the dividend record date, be deducted the amount of the dividend decided after the end of the period for determination of the subscription price but before share subscription.

As a result of the subscriptions with the 2002 stock options, the share capital of UPM-Kymmene may be increased by a maximum of EUR 12,920,000 and the number of shares by a maximum of 7,600,000 new shares.

A proportion of the persons eligible for subscription belongs to the inner circle of the company. The share ownership of the persons belonging to this category eligible for subscription does not exceed 0.2 per cent of the company's shares and the voting rights of the shares.

The stock options now issued can be exchanged for shares constituting a maximum of 2.9 per cent of the company's shares and voting rights.

The 1998C stock options, which are owned by the subsidiary of UPM-Kymmene Corporation and entitle to subscription for 2,000,000 shares, shall not be used and shall be cancelled by the company.

Helsinki, 5 February 2002

The Board of Directors

ENCLOSURE 2

STOCK OPTIONS IN UPM-KYMMENE CORPORATION 2002

I TERMS AND CONDITIONS OF THE STOCK OPTIONS

1. Number of Stock Options

The number of stock options issued will be 7,600,000, which entitle to subscribe for a total of 7,600,000 shares in UPM-Kymmene.

2. Stock Options

Of the stock options 3,800,000 will be marked with the symbol 2002D and 3,800,000 will be marked with the symbol 2002E.

The persons to whom stock options will be issued will be notified in writing by the Company about the issue of stock options. The stock options will be distributed to the recipient when he or she has accepted the offer of the Company. Stock option certificates shall, upon request, be delivered to the stock option owner at the start of the relevant share subscription period unless the stock options have been transferred to the book-entry securities system.

3. Right to Stock Options

The stock options shall, with deviation from the shareholders' pre-emptive right to subscription, be issued to the key personnel of the UPM-Kymmene Group and to Unicarta Oy (Unicarta), a wholly-owned subsidiary of UPM-Kymmene. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options are intended to form part of the UPM-Kymmene Group's incentive and commitment program for the key personnel.

Upon issuance all stock options 2002E shall be distributed to Unicarta. Unicarta shall distribute stock options 2002E to the key personnel employed by or to be recruited by the UPM-Kymmene Group by the resolution of the Board of Directors.

4. Distribution of Stock Options

The Board of Directors decides upon the distribution of the stock options. Unicarta shall be distributed stock options to such extent that the stock options are not distributed to key personnel of the UPM-Kymmene Group. The Board of Directors shall later on decide upon the further distribution of the stock options issued to the subsidiary to the key personnel employed by or to be recruited by the UPM-Kymmene Group.

5. Transfer of Stock Options and Obligation to Offer Stock Options

The stock options are freely transferable, when the relevant share subscription period has begun. The Company shall hold the stock options on behalf of the stock option holder until the beginning of the share subscription period. The stock option owner has the right to acquire the possession of the stock options when the relevant share subscription period begins. Should the stock option owner transfer his/her stock options, such person is obliged to inform the Company about the transfer without delay. The Board of Directors may, as an exception to the above, permit the transfer of a stock option also before such date.

Should a stock option owner cease to be employed by or in the service of the UPM-Kymmene Group, for any other reason than the death or retirement of the employee, before 1 April 2005, such person shall, without delay, offer to the Company, free of charge, the stock options for which the share subscription period in accordance with Section II.2 had not begun at the last day of such person's employment. In case the reason for the termination of employment or service is a disability or pension retirement, the warrant owner is obliged to offer to the Company, free of charge, such stock options, which are freely transferable after over two (2) years from the retirement. In case the reason for the termination of employment or service is the death of the employee, the death estate has the same above-mentioned obligation.

Regardless of whether the stock option owner has offered his stock options to the Company or not, the Company is entitled to inform the stock option owner in writing that the stock option owner has lost his stock options on the basis of the above-mentioned reasons. Should the stock options be transferred to the book-entry securities system, the Company has the right, whether or not the stock options have been offered to the Company, to request and get transferred all the stock options, for which the share subscription period had not begun, from the stock option owner's book-entry account to the book-entry account appointed by the Company without the consent of the stock option owner. In addition, the Company is entitled to register transfer restrictions and other restrictions concerning the stock options to the stock option owner's book-entry account without the consent of the stock option owner.

II TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1. Right to Subscribe New Shares

Each stock option entitles its owner to subscribe for one (1) new share in UPM-Kymmene. The book equivalent value of each share is EUR 1.70. As a result of the subscriptions the share capital of UPM-Kymmene may be increased by a maximum of EUR 12,920,000 and the number of shares by a maximum of 7,600,000 new shares.

Unicarta, as a subsidiary of UPM-Kymmene, shall not be entitled to subscribe shares in UPM-Kymmene on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be
- for stock options 2002D 1 April 2004 – 30 April 2007 and
- for stock options 2002E 1 April 2005 – 30 April 2008.

The share subscription shall take place at the head office of UPM-Kymmene or possibly at another location to be determined later. The subscriber shall transfer the respective stock option certificates with which he/she subscribes shares to the Company, or in case the stock options have been transferred to the book-entry securities system, the stock options with which shares have been subscribed shall be deleted from the subscriber's book-entry account. Payment of shares subscribed shall be effected upon subscription to the bank account appointed by the Company. The Company shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall be:
- for stock option 2002D the trade volume weighted average quotation of the UPM-Kymmene share on the Helsinki Exchanges between 15 April and 15 May 2002 with an addition of ten (10) per cent, and
- for stock option 2002E the trade volume weighted average quotation of the UPM-Kymmene share on the Helsinki Exchanges between 15 April and 15 May 2003 with an addition of ten (10) per cent.

From the share subscription price of stock options 2002D and 2002E shall, as per the dividend record date, be deducted the amount of the dividend decided after the end of the period for determination of the subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the book equivalent value of the share.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

Dividend rights of the shares and other shareholder rights shall commence when the increase of the share capital has been registered with the Trade Register.

6. Share Issues, Convertible Bonds and Stock Options before Share Subscription

Should the Company, before the subscription for shares, increase its share capital through an issue of new shares, or issue of convertible bonds or stock options, so that the shareholders have pre-emptive right to subscription, a stock option owner shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the amount of shares available for subscription, the subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed by virtue of stock options remains unchanged. If the number of shares that can be subscribed for by virtue of one stock option should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7. Rights in Certain Cases

If the Company reduces its share capital before the share subscription, the subscription right accorded by the terms of the stock option shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the share subscription, the stock option owner shall be given an opportunity to exercise his/her subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the stock option owner shall before the merger or division be given the right to subscribe for the shares with his/her stock options within the period of time determined by the Board of Directors. After such date no subscription right shall exist. In the above situations the stock option owner has no right to require that the Company redeems the stock options from him/her for market value.

If the Company, after the beginning of the period of subscription, resolves to acquire its own shares by an offer made to all shareholders, the stock option owners shall be made an equivalent offer. In other cases acquisition of the Company's own shares does not require the Company to take any action in relation to the stock options.

In case, before the end of the subscription period, a situation, as referred to in Chapter 14 Section 19 of the Finnish Companies Act, in which a shareholder possesses over 90% of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining shareholders, or a situation, as referred to in Chapter 6 Section 6 of the Finnish Securities Market Act, or a situation, as referred to in Section 12 in the Articles of Association, arise, the stock option owners shall be entitled to use their right of subscription by virtue of the stock option within a period of time determined by the Board of Directors, or they shall be entitled to have an equal right to that of a shareholder to sell their stock options to the redeemer.

If the number of the company's shares is changed while the share capital remains unchanged, the share subscription terms shall be amended so that the relative proportion of shares available for subscription with the stock options to the total amount of the company's shares, as well as the subscription price total, remain the same.

Converting the Company from a public company into a private company will not affect the terms and conditions of the stock options.

8. Dispute Settlement

The laws of Finland shall be applied to these terms and conditions. Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

9. Other Matters

The Board of Directors may decide on the transfer of the stock options to the book-entry securities system at a later date and on the resulting technical amendments to these terms and conditions, including those amendments and specifications to the terms and conditions, which are not considered essential. Other matters related to the stock options are decided on by the Board of Directors. The stock option documentation is kept available for inspection at the head office of UPM-Kymmene in Helsinki.

The Company is entitled to withdraw the stock options which have not been transferred, or with which shares have not been subscribed, free of charge, if the stock option owner acts against these terms and conditions, or against regulations given by the Company on the basis of these terms and conditions, or against applicable law, or against regulations by authorities.

These terms and conditions have been made in Finnish, Swedish and English. In case of any discrepancy between the Finnish and English terms and conditions, the Finnish terms and conditions are decisive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2002

UPM-KYMMENE CORPORATION

By: /s/ Markku Franssila
Markku Franssila
Vice President, Corporate Communications

By: /s/ Olavi Kauppila
Olavi Kauppila
Vice President, Investor Relations